SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

NORTHSIGHT CAPITAL, INC.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

66702 Q 104

(CUSIP Number)

Branden T. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801-363-74ll)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.         NAMES OF REPORTING PERSONS:  TRAVIS T. JENSON

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)  [   ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  PF

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

                     None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States

 NUMBER OF SHARES                       7. SOLE VOTING POWER: 243,333

 BENEFICIALLY OWNED                   8. SHARED VOTING POWER: 953,333

 BY EACH REPORTING PERSON       9. SOLE DISPOSITIVE POWER: 243,333

                                                             10. SHARED DISPOSITIVE POWER: 953,333

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 243,333 directly and 953,333 indirectly.

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.3%

14.       TYPE OF REPORTING PERSON.

IN

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  Northsight Capital, Inc., a Nevada corporation (the “Company”); 14301 North 87th Street, Suite 301, Scottsdale, AZ 85260.

Item 2.  Identify and Background.

(a)        Name of Persons Filing.  This Schedule 13D is being filed for Travis T. Jenson

(b)        Address: 4685 Sough Highland Drive, Suite 202, Salt Lake City, UT  84117

(c)        Principal Occupation:  Mr. Jenson is currently employed by Jenson Services, Inc., a Utah corporation that provides financial consulting services and is located at 4685 South Highland Drive, Suite 202, Salt Lake City, UT 84117.

(d)        During the last five year, Mr. Jenson has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Mr. Jenson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        United States

Item 3.  Source and Amount of Funds or Other Consideration

Personal funds:  $56,666.59 and full satisfaction of an outstanding liability to Jenson Services, Inc.

Item 4.  Purpose of Transaction.

Travis T. Jenson acquired 243,333 shares of the Company from Steve Nickolas pursuant to a Share Purchase Agreement (“SPA”) dated April 30, 2010.  Mr. Jenson also acquired 953,333 shares as full satisfaction of an outstanding liability to Jenson Services, Inc.  Mr. Jenson is an officer and director of Jenson Services, Inc.

Item 5.  Interest in Securities of the Issuer.

(a)        Amount Beneficially Owned.  As of the date hereof, Travis T. Jenson owns 243,333 Shares directly and 953,333 shares indirectly (approximately 42.3%) of the Company’s common stock.

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 243,333 shares.

            Shared power to vote or to direct the vote: 953,333

            Sole power to dispose or to direct the disposition of: 243,333

            Shared power to dispose or to direct the disposition of: 953,333

(c)        None.

(d)        None; not applicable.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  5/4/2010                                                          /s/  Travis T. Jenson

                                                                                     Travis T. Jenson